Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 10, 2019

Relating to Preliminary Prospectus Supplement dated September 10, 2019 and

Prospectus dated May 29, 2019

Registration No. 333-230351

Ares Capital Corporation
$250,000,000
4.200% Notes due 2024

PRICING TERM SHEET
September 10, 2019

The following sets forth the final terms of the 4.200% Notes due 2024 and should only be read together with the preliminary prospectus supplement dated September 10, 2019, together with the accompanying prospectus dated May 29, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.  All references to dollar amounts are references to U.S. dollars.

Issuer	Ares Capital Corporation

Security	4.200% Notes due 2024

Ratings*	Baa3/BBB-/BBB (Positive/Positive/Stable) (Moody’s/S&P/Fitch)

Aggregate Principal Amount Offered	$250,000,000

Series of Notes

The Notes are a further issuance of the 4.200% Notes due 2024 that Ares Capital Corporation issued on June 10, 2019 in the aggregate principal amount of $650,000,000 (the “Existing 2024 Notes”). The Notes will be treated as a single series with the Existing 2024 Notes under the indenture and will have the same terms as the Existing 2024 Notes (except for the issue date and offering price). The Notes offered hereby will have the same CUSIP number and will be fungible and rank equally with the Existing 2024 Notes.

Maturity	June 10, 2024, unless earlier repurchased or redeemed.

Trade Date	September 10, 2019

Price to Public (Issue Price)	102.200% plus accrued and unpaid interest from June 10, 2019 up to, but not including, the settlement date.

Aggregate Accrued Interest	$2,829,166.67 of accrued and unpaid interest from June 10, 2019 up to, but not including, the settlement date.

Coupon (Interest Rate)	4.200%

Yield to Maturity	3.680%

Spread to Benchmark Treasury	+210 basis points

Benchmark Treasury	1.250% due August 31, 2024

Benchmark Treasury Price and Yield	98-13 3/4 / 1.580%

Interest Payment Dates	June 10 and December 10, commencing December 10, 2019

Make-Whole Redemption

Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

-                    100% of the principal amount of the notes to be redeemed, or

-                    the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 40 basis points; provided, however, that if Ares Capital redeems any Notes on or after May 10, 2024 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Change of Control	Holders have the right to require Ares Capital to repurchase the notes at 100% of their principal amount plus accrued and unpaid interest, if any, in the event of a Change of Control Repurchase Event.

Settlement Date	September 17, 2019 (T+5)

Denomination	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP	04010LAX1

ISIN	US04010LAX10

Joint Book-Running Managers	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Ares Capital Corporation expects that delivery of the Notes will be made to investors on or about September 17, 2019, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Ares Capital before investing.  The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Ares Capital and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed.  The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Ares Capital and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with and has been declared effective by the Securities and Exchange Commission.  The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus.  Copies of the Preliminary Prospectus may be obtained from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC  28255-0001, Attn: Prospectus Department, or by calling 1-800-294-1322, or by email dg.prospectus_requests@baml.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York NY 10179, Attn: Investment Grade Syndicate Desk, 212-834-4533; or Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service, or by calling (800) 645-3751, or by email: wfscustomerservice@wellsfargo.com.